Filed by Nocturne Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No.: 001-40259

Date: September 22, 2023

The following press release was released by Nocturne Acquisition Corporation on September 20, 2023. The press release is available at https://www.benzinga.com/pressreleases/23/09/g34774850/chardan-engaged-to-facilitate-nocturne-acquisition-corporations-business-combination-with-cognos-t.

Chardan Engaged to Facilitate Nocturne Acquisition Corporation’s Business
Combination with Cognos Therapeutics, Inc., Paving the Way for NASDAQ Listing

by Globe Newswire

September 20, 2023 6:35pm

WILMINGTON, Del. and INGLEWOOD, Calif., Sept. 20, 2023 (GLOBE NEWSWIRE) -- Nocturne Acquisition Corporation MBTCU, MBTCR))) (“Nocturne”) and Cognos Therapeutics, Inc. (“Cognos”) today announced the engagement of Chardan, a leading global investment bank, in the role of capital markets advisor to Nocturne in the highly anticipated business combination transaction (the “Business Combination”) with Cognos. This strategic move marks Cognos’s journey towards becoming a publicly traded company on the NASDAQ Stock Exchange.

Chardan, a distinguished independent, full-service investment bank, boasts two decades of experience in addressing the diverse capital market requirements of both public and private disruptive technology companies worldwide. With an impressive track record as a top Special Purpose Acquisition Company (SPAC) Initial Public Offering (IPO) underwriter and mergers and acquisitions (M&A) advisor, Chardan has raised an impressive $8.5 billion in SPAC IPOs and contributed to a total de-SPAC transaction value of $46 billion. The firm has also sponsored and co-sponsored 15 SPACs, resulting in over $4.4 billion in de-SPAC transaction value.

Chardan’s involvement with Nocturne began with its underwriting of Nocturne’s successful $115 million Initial Public Offering, setting the stage for the Business Combination announcement with Cognos in January 2023. This Business Combination, currently in progress subject to SEC approval and other conditions, is poised to enable Cognos’s transition into a publicly traded entity on the NASDAQ. The transaction anticipates a pro forma enterprise value of approximately $181.3 million, assuming no redemptions by Nocturne’s existing public shareholders. Both Cognos and Nocturne anticipate that the funds raised from this transaction will be directed towards advancing Cognos’s implantable surgical-pump (ISP) drug delivery technology.

Cognos believes that its SINNAIS™ ISP could represent a significant breakthrough in intelligent drug delivery for patients battling various central nervous system (CNS)-related diseases, where precise and continuous pharmaceutical therapeutic delivery could enhance survival rates. Cognos’s primary focus lies in demonstrating the potential of its technology to significantly improve treatment outcomes for patients afflicted with Leptomeningeal carcinomatosis (LC). The current treatment methodologies for LC have limited success due to the challenge of delivering therapeutics beyond the blood-brain barrier to target solid-bed tumors in the brain.

Upon consummation of the Business Combination, Cognos should be well positioned to embark on its next-phase clinical trials and prepare regulatory submissions. This strategic move brings Cognos one step closer to realizing its goal of commercializing its innovative technology platform.

About Cognos Therapeutics, Inc.

California-based Cognos is a medical technology company focused on developing implantable smart pump technology. The company’s technology platform Smart Drug Delivery System (“SDDS”) serves as a convergence of therapeutics and diagnostics within a single device. Its SDDS is centered around principles such as local delivery, metronomic dosing, and real-time physician feedback after drug administration by delivering therapeutic directly to the brain ventricle bypassing the blood-brain barrier for potentially improved outcomes for brain cancers and other neurological diseases. For more information visit https://cognosthx.com or email IR@cognosthx.com.

About Nocturne Acquisition Corporation

Nocturne is a blank check company incorporated as a Cayman Islands exempted company on October 28, 2020. Nocturne was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Nocturne completed its initial public offering on April 5, 2021. Nocturne is led by Henry Monzon, its Chief Executive Officer, and Ka Seng (Thomas) Ao, its Chief Financial Officer.

Cautionary Note Regarding Forward-Looking Statements

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination between Cognos and Nocturne and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this press release. To the fullest extent permitted by law under no circumstances will Cognos, Nocturne or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this press release have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Cognos nor Nocturne has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Nocturne, Cognos or the Business Combination. Viewers of this press release should each make their own evaluation of Nocturne and Cognos and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

In addition, this press release includes a summary set of risk factors that may have a material impact on Nocturne, Cognos or the Business Combination. These are not intended to capture all the risks to which Nocturne, Cognos or the Business Combination is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement filed with SEC with respect to the Business Combination (as described further below). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Nocturne nor Cognos presently know or that Nocturne and Cognos currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Business Combination, including due to the failure to obtain approval of the stockholders of Nocturne or Cognos or other conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of Nocturne’s common stock on Nasdaq following the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination; (5) changes in applicable laws or regulations; (6) the possibility that Nocturne or Cognos may be adversely affected by other economic or business factors; and (7) the impact of the global COVID-19 pandemic on any of the foregoing risks and other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the SEC made by Nocturne. In addition, certain statements made herein contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, reflecting Nocturne’s and Cognos’ expectations, plans or forecasts of future events and views as of the date of this press release. Nocturne and Cognos anticipate that subsequent events and developments will cause Nocturne’s and Cognos’ assessments to change. However, while Nocturne and Cognos may elect to update these forward-looking statements at some point in the future, Nocturne and Cognos specifically disclaim any obligation to do so. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believe,” “predict,” “potential,” “might”, “continues,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of Nocturne or Cognos). Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing Nocturne’s and Cognos’ assessments as of any date subsequent to the date of this press release.

Additional Information About the Business Combination and Where to Find It

Nocturne has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to Nocturne’s shareholders in connection with its solicitation of proxies for the vote by Nocturne’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the Business Combination. Nocturne urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Nocturne, Cognos and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Nocturne as of the record date established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Nocturne and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with Nocturne’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Business Combination because they will contain important information about Nocturne, Cognos and the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Nocturne Acquisition Corp., Attention: Ka Seng (Thomas) Ao, telephone: 650-935-0312. The information contained on, or that may be accessed through, the websites referenced in this Press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Nocturne, Cognos and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Nocturne’s shareholders in connection with the Business Combination. Nocturne’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Nocturne in Nocturne’s final prospectus filed with the SEC on April 1, 2021, in connection with Nocturne’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Nocturne’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus that Nocturne intends to file with the SEC. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

3